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                                      Filed by Fusion Medical Technologies, Inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                Securities Act of 1933, as amended, and deemed filed pursuant to
             Rule14a-12 promulgated under the Securities Act of 1934, as amended

                              Subject Company: Fusion Medical Technologies, Inc.
                                                  Commission File No.: 000-28460


Fusion Medical Technologies, Inc.
Investor Questions and Answers

What is happening?

Baxter International Inc. (NYSE:BAX) and Fusion Medical Technologies, Inc. (NASDAQ:FSON) jointly announced that they have entered into an agreement under which Baxter will acquire Fusion in a stock-for-stock merger. Baxter will acquire all of Fusion's outstanding shares for approximately $157 million in Baxter common stock. Baxter will pay $10 per share in Baxter common stock at the closing of the transaction, pending approval by Fusion's stockholders and regulatory approval.

Is this a tax-free exchange for Fusion stockholders?

Yes. The Merger is intended to be a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.

Why are Baxter and Fusion interested in this transaction?

The acquisition of Fusion expands Baxter's BioSurgery portfolio of solutions for surgery and tissue repair.

Fusion's primary commercial product, FloSeal(R) Matrix Hemostatic Sealant, is easy to use and works well on wet, actively bleeding tissue even in very challenging situations. It is very complementary to Baxter's Tisseel, which is most effective as a sealant for more diffused, slower bleeding.

Fusion has an experienced direct sales force in the U.S. and reported $12.5 million in sales in 2001, our second full year of sales of FloSeal. By combining Baxter's multi-faceted capabilities and resources with Fusion's successful sales force, FloSeal should more quickly achieve global market presence.

Finally, Fusion will bring a complementary technology platform and expertise in collagen/gelatin that will complement BioSurgery's fibrin-based technologies, and the broader clinical applications of the combined portfolio should accelerate utilization of biosurgical sealants.


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Why is this a good time for the sale?

Fusion has brought its FloSeal product from concept, through development, regulatory approval and market launch, and its strong market penetration in the first two years of commercialization. As of today, FloSeal is an important product in many surgicenters and hospitals.

Putting the global marketing strength of Baxter behind FloSeal is expected to accelerate the market awareness of the product on a worldwide scale. In order to achieve greater market awareness, Fusion would likely need to sell a great deal more equity, which would result in increased dilution of current Fusion stockholders. With uncertain financial market conditions, there are no guarantees of valuations or market acceptance of such strategies. This adds to the risks of staying independent because there is no assurance that future funding requirements will be available.

Internal global strategy discussions included considerations of partnering with larger companies in geographies outside the United States and Europe. After consideration of its alternatives, Fusion concluded that Baxter has the resources and breadth of experience to maximize the potential of FloSeal and that a sale to Baxter is in the best interests of Fusion and its stockholders.

Why is this a fair price?

Baxter was one of several parties interested in the possible acquisition of Fusion and Baxter made the best offer of those parties. Also, based on the research we've done and the fairness opinion on the transaction prepared by J.P. Morgan Securities, we are convinced that the $10 per share valuation is a good and fair price for the shareholders of Fusion.

At $10 per share, the price is not only a 20 percent premium to recent stock prices, it is as much as a 100 percent premium to prices seen over the past 90 days.

Equally important is that the price represents an approximate 12x multiple of trailing 12 months sales and also compares very favorably to acquisitions within medical device companies that resemble Fusion in terms of their products or business models. Precedent transactions of this type since 1995 have been struck at a median multiple of 3.6x trailing 12-month sales, significantly less than the 12x multiple be paid by Baxter for Fusion.

What is the timing of the purchase?

The transaction is expected to close in Q2 2002 subject to regulatory and our shareholder approval.


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Will Fusion's management team stay in place?

Phil Sawyer, Fusion's President and CEO, expects to assist with the integration for several months after the close. Larry Strauss, Fusion's CFO, expects to assume management responsibility for the Fremont site and report to Greg Bosch, Baxter's Vice President/General Manager - BioSurgery. Greg will assume leadership of the combined BioSurgery organization. Over the course of next two months, plans will be developed to determine the management structure going forward.

Can the price fluctuate? Is there a collar?

Each share of Fusion stock will receive $10.00 per share, payable in Baxter common stock. The exchange ratio will be based on the ten day average closing price of Baxter common stock using the ten trading days ending three days prior to the Fusion stockholders meeting. There is no collar.

Have the directors and officers of Fusion agreed to vote for the transaction?

Yes. In connection with the Merger Agreement, all of the directors and officers and certain other stockholders of Fusion holding an aggregate of approximately 3,298,113 shares of Fusion Common Stock, or approximately 23.2% of the outstanding shares, and options to acquire 1,499,918 shares of Fusion Common Stock have entered into voting agreements with Baxter, pursuant to which they have agreed to vote their Fusion shares in favor of the Merger.

Who were Fusion's bankers on the transaction?

Fusion utilized the financial advisory services of Group Outcome LLC and retained J.P. Morgan Securities to render a fairness opinion for the Board of Directors.

BAXTER INTERNATIONAL INC. INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH BAXTER'S PROPOSED ACQUISITION OF FUSION MEDICAL TECHNOLOGIES, INC., AND BAXTER AND FUSION INTEND TO MAIL A PROXY STATEMENT/PROSPECTUS TO FUSION STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ABOUT BAXTER, FUSION, THE MERGER, THE PERSONS SOLICITING PROXIES RELATING TO THE MERGER, THEIR INTERESTS IN THE MERGER, AND RELATED MATTERS. You will be able to obtain the documents and other filings by Baxter and Fusion with the SEC at www.sec.gov. In addition, you may obtain the documents filed with the SEC by Baxter in connection with this transaction free of charge by requesting them from Baxter International Inc. Investor Relations at One Baxter Parkway, Deerfield, Illinois 60015 or 847-948-2000, and you may obtain documents filed with the SEC by Fusion in connection with this transaction free of charge by requesting them from Fusion Medical Technologies, Inc. Investor Relations at 34175 Ardenwood Blvd., Fremont, California 94555 or 510-818-4610.

Fusion and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Fusion stockholders in connection with the proposed transaction. Information about the directors and executive officers of Fusion is set forth in Fusion's SEC Form 10-K and Proxy Statement for 2000. This document will be made available free of charge at the SEC web site at www.sec.gov and from Fusion as described above.

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This document contains forward-looking statements that involve risks and uncertainties, including approval by Fusion's shareholders and actions of regulatory bodies that may impact the companies' ability to complete the transaction, technological advances in the medical field, product demand and market acceptance, the effect of economic conditions, the impact of competitive products and pricing, actions of regulatory bodies, foreign currency exchange rates and other risks detailed in the companies' filings with the SEC. These forward-looking statements are based on estimates and assumptions made by management of Baxter and Fusion, that are believed to be reasonable, but are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.